UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

DHT Holdings, Inc.
(Name of Issuer)

 Common Stock, Par Value $0.01 per share
(Title of Class of Securities)

Y2065G121
(CUSIP Number)

DHT Holdings, Inc.
Clarendon House
2 Church St., Hamilton HM11
Bermuda
+1 (441) 299-4912
Attention: Eirik Ubøe
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 24, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed “for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2065G121

1	NAMES OF REPORTING PERSONS DHT Holdings, Inc. I.R.S. Identification Nos. of above persons (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by DHT Holdings, Inc. that it is the beneficial owner of any of its Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. Y2065G121

Item 1.	Security and Issuer

The class of equity security to which this Schedule 13D relates is the Common Stock (the “Common Stock”), par value $0.01 per share, of DHT Holdings, Inc., a Republic of the Marshall Islands corporation (the “Company”). The Common Stock is publicly traded on the New York Stock Exchange under the symbol “DHT”.

The principal executive office of the Company is located at Clarendon House, 2 Church Street, Hamilton, HM11 Bermuda.

Item 2.	Identity and Background

(a) The name of the person filing this statement is DHT Holdings, Inc., a Republic of the Marshall Islands corporation (the “Company”).

(b) The principal executive office of the Company is located at Clarendon House, 2 Church Street, Hamilton, HM11 Bermuda. The registered address of the Company is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

(c) The Company is an independent crude oil tanker company. The Company’s fleet trades internationally and consists of crude oil tankers in the VLCC, Aframax and Suezmax segments.

(d) During the last five years, the Company has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Company has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which, as a result of such proceeding, he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

On November 24, 2013, the Company entered into a Stock Purchase Agreement (the “Agreement”) with certain investors.  Pursuant to the terms of the Agreement, each investor has agreed, among other things, to vote all of the shares of Common Stock that such investor holds in favor of a proposed increase in the number of authorized shares of the Common Stock.  This Schedule 13D is being filed solely to reflect the existence of the voting arrangements set forth in the Agreement.  The aggregate number of shares of Common Stock subject to the voting arrangements set forth in the Agreement is 18,372,058, or approximately 63% of the outstanding Common Stock as of the date of this filing.

CUSIP No. Y2065G121

Item 5.	Interest in Securities of the Issuer

(a) 18,372,058 of Common Stock
This represents 63% of the Company’s outstanding Common Stock as of the date of this filing. The Company disclaims beneficial ownership of these shares.

(b) Please refer to Items 7 through 10 on the cover page hereof and Item 4 above.

(c) On November 29, 2013, the Company completed the sale of its equity to certain investors, including the sale of 13,400,000 shares of Common Stock at a price per share of $4.75.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None, except as disclosed in Item 4 above.

Item 7.	Material to Be Filed as Exhibits

The following is attached to this filing:

Exhibit 1: Stock Purchase Agreement dated as of November 24, 2013 between the Company and the investors named therein.

CUSIP No. Y2065G121

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DHT Holdings, Inc.

Date: December 3, 2013	By:	/s/ Eirik Ubøe
Name: Eirik Ubøe
Title: Chief Financial Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit Number	Exhibit Name
1	Stock Purchase Agreement, dated November 24, 2013, among DHT Holdings, Inc. and the investors named therein.